THE JORDAAN LAW FIRM, PLLC
ATTORNEYS AND COUNSELORS AT LAW
53131 MCKINNEY AVE. | SUITE 600	JAKES JORDAAN: (214) 202-7449
DALLAS, TEXAS 75204	E-MAIL: JAKES@JORDAANLAW.COM

July 2, 2013

VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Mr. John Reynolds, Assistant Director
Mr. Shaz Niazi, Esq.

RE:	Santa Fe Gold Corporation
Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2012
Filed March 25, 2013
File No. 001-12974

Gentlemen:

     On behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe” or the “Company”), this letter responds to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 3 to Form 10-K for Fiscal Year Ended June 30, 2012 (File No. 001-12974). Santa Fe’s response to the Staff’s comment is set forth below and is based on discussions with, and information furnished by, Santa Fe and its advisors, as applicable.

     Comment 1: We partially reissue comment 2 of our letter dated May 13, 2013. We note your response, but it is unclear how your purported intention to include “compensation related disclosure” in a potential future filing and your subsequent “corrective action” in response to our comments led you to conclude that your disclosure controls and procedures were effective as of June 30, 2012. In this regard we note your March 22, 2013 response that the failure to include the voting proposals required by Rule 14a-21 was an “inadvertent oversight” and that you appear to have been unaware of your obligations for several years preceding our March 1, 2013 comment letter. Please amend your Form 10-K to disclose how you concluded that your disclosure controls and procedures were effective as of June 30, 2012 despite your failure to include the voting proposals required by Rule 14a-21. Please also amend your discussion of disclosure controls and procedures in your Form 10-Q filed May 10, 2013 to describe the “changes to improve and enhance controls” that led you to conclude that your disclosure controls and procedures were effective as of the quarterly period ended March 31, 2013.

United States Securities and Exchange Commission
Division of Corporation Finance
July 2, 2013

     Response: Please note that in its Proxy Statement for its Annual Stockholders Meeting to be held August 6, 2013, Santa Fe has included a vote on a non-binding advisory resolution to approve executive compensation (“say-on-pay” vote). In addition, in Amendment No. 2 to its Form 10-K/A, Santa Fe has included Risk Factor disclosure disclosing its failure to submit to its stockholders a “say-on-pay” vote. Also, in its Amendment No. 3 to its Form 10-K/A, which is filed herewith, Santa Fe has made the requested disclosure that, because it failed to include a “say on pay” vote in its the proposals in the 2011 definitive proxy statement, management has subsequently learned that its disclosure controls and procedures were ineffective at such time. Finally, in both Amendment No. 3 to its Form 10-K/A and in Amendment No. 1 to its Form 10-Q, Santa Fe has detailed the corrective actions taken.

     Please direct any general questions or comments regarding the foregoing to me at (214) 202-7449 or jakes.jordaan@jordaanlaw.com.

Sincerely,
/s/ Jakes Jordaan
Jakes Jordaan
cc: Santa Fe Gold Corporation